File No. 001-13252
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the plan year ended March 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                                          to
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
McKesson Corporation Profit-Sharing Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
McKesson Corporation
McKesson Plaza
One Post Street
San Francisco, CA 94104
(415) 983-8300

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

TABLE OF CONTENTS	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS as of and for the Years Ended March 31, 2005 and 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-15

SUPPLEMENTAL SCHEDULE as of and for the Year Ended March 31, 2005:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at Year End)	16-22
EXHIBIT 23.1
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
EXHIBITS:

23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
McKesson Corporation Profit-Sharing Investment Plan
San Francisco, California
We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the procedures that are appropriate in the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Deloitte & Touche LLP
San Francisco, California
September 23, 2005

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF MARCH 31, 2005 AND 2004 (IN THOUSANDS)

	2005			2004
		Non-			Non-
	Participant	Participant	Plan	Participant	Participant	Plan
	Directed	Directed	Total	Directed	Directed	Total
ASSETS:
Cash and cash equivalents:
Allocated	$	$922	$922	$	$	$
Unallocated		184	184		464	464

Total cash and cash equivalents	—	1,106	1,106	—	464	464

Investments:
Participant Directed Investments	915,125		915,125	814,630		814,630
McKesson Corporation common stock:
Allocated		336,090	336,090		285,250	285,250
Unallocated		103,631	103,631		107,325	107,325

Total investments	915,125	439,721	1,354,846	814,630	392,575	1,207,205

Receivables:
Contributions		3,064	3,064
Dividends and interest on:
Allocated		533	533		526	526
Unallocated		173	173		263	263
Due from broker for securities sold – allocated					446	446

Total receivables	—	3,770	3,770	—	1,235	1,235

Total assets	915,125	444,597	1,359,722	814,630	394,274	1,208,904

LIABILITIES:
Line of credit – On unallocated stock		3,600	3,600		3,600	3,600
ESOP promissory notes payable – On unallocated stock		32,544	32,544		48,907	48,907
Accrued interest expense – On unallocated stock		1,421	1,421		2,088	2,088
Accrued other		603	603		464	464

Total liabilities	—	38,168	38,168	—	55,059	55,059

NET ASSETS AVAILABLE FOR BENEFITS	$915,125	$406,429	$1,321,554	$814,630	$339,215	$1,153,845

See notes to financial statements.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004 (IN THOUSANDS)

	2005			2004
		Non-			Non-
	Participant	Participant		Participant	Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
INVESTMENT INCOME:
Net appreciation in fair value of investments	$45,572	$89,887	$135,459	$159,083	$74,268	$233,351
Dividends and interest	16,563	3,172	19,735	12,588	3,326	15,914

Investment income	62,135	93,059	155,194	171,671	77,594	249,265

CONTRIBUTIONS:
Participants	74,290		74,290	66,751		66,751
Employer		23,899	23,899		12,344	12,344

Total contributions	74,290	23,899	98,189	66,751	12,344	79,095

DEDUCTIONS:
Benefits paid to participants	69,784	20,530	90,314	58,678	19,072	77,750
Interest expense		4,896	4,896		4,356	4,356
Administrative fees	1,047		1,047	1,007		1,007

Total deductions	70,831	25,426	96,257	59,685	23,428	83,113

INCREASE IN NET ASSETS BEFORE INTERFUND TRANSFERS AND MERGERS	65,594	91,532	157,126	178,737	66,510	245,247

INTERFUND TRANSFERS	24,318	(24,318)	—	21,259	(21,259)	—

TRANSFER OF NET ASSETS FROM OTHER PLANS	10,583		10,583	1,733		1,733

INCREASE IN NET ASSETS	100,495	67,214	167,709	201,729	45,251	246,980

Net assets at beginning of year	814,630	339,215	1,153,845	612,901	293,964	906,865

Net assets at end of year	$915,125	$406,429	$1,321,554	$814,630	$339,215	$1,153,845

See notes to financial statements.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
1.	PLAN DESCRIPTION

The following brief description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees, or are casual employees who have completed a year of service in which they worked at least 1,000 hours in a year, at McKesson Corporation (the “Company” or “McKesson”) or a participating subsidiary, except those covered by a collectively bargained pension plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Certain administrative costs incurred by the PSIP are paid by the Company.

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.

The Plan is comprised of Participant Directed and Non-Participant Directed Investments, as described below:
A.	Participant Directed Investments

Contributions — For the years ended March 31, 2005 and 2004, participants were allowed to make basic contributions ranging from 1%-4% of compensation for employees of McKesson Information Solutions LLC (“MIS”), a subsidiary of the Company, and Medical Management Group employees, or 1%-6% for all other Company employees. Participants who made basic contributions of 6% (4% for MIS and Medical Management Group participants) could elect to make supplemental contributions of up to an additional 14% of compensation (16% for MIS and Medical Management Group participants). A participant’s pretax contributions generally were limited to $14,000 per year for calendar year 2005 and $13,000 for calendar year 2004. Total contributions are limited to the lesser of $42,000 for calendar year 2005 ($41,000 for calendar year 2004) or 100% of taxable compensation per calendar year. Participants 50 years of age or older may also elect to make catch-up contributions of up to 67% of pay. Pretax catch-up contributions are limited to $4,000 per year for calendar year 2005 and $3,000 for calendar year 2004. Additional limits may apply to individuals classified as highly compensated employees. Participants may also contribute amounts representing distributions from other qualified plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of earnings, and charged with withdrawals and an allocation of losses and administrative expenses. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon retirement or separation from employment based upon the vested portion of the participant’s account.

Vesting — Participant contributions and earnings thereon are 100% vested at all times.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
Investment Options — Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investments within the Plan. The following are descriptions from each fund’s prospectus or fund manager’s report:
Standish Mellon Stable Value Fund (formerly Certus Stable Value Fund) invests in fixed-income investments issued by life insurance companies and financial institutions. This is a separately managed account, not a mutual fund.
Dodge & Cox Large Cap Value Fund invests in the common stock of companies when the fund managers believe the long-term earnings prospects are not reflected in the current price. This is a separately managed account, not a mutual fund.
Fidelity Magellan Fund is a growth mutual fund that seeks capital appreciation and normally invests in common stocks.
Fidelity Diversified International Fund invests primarily in a diversified portfolio of equity securities of companies located outside of the United States. This fund replaced Putnam International Equity Fund Y on January 9, 2004.
MFS Institutional Large Cap Growth Fund invests primarily in common stocks, with a goal of long-term capital growth.
SSgA Balanced Fund (formerly State Street Balanced Fund) is a custom mix of commingled pools that invests 60% in SSgA S&P 500 Index Fund and 40% in SSgA Bond Market Index Fund.
SSgA Bond Index Fund (formerly State Street Bond Index Fund) is a commingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.
SSgA S&P 500 Index Fund (formerly State Street S&P 500 Index Fund) is a commingled pool that invests in stocks in the benchmark S&P 500 Index and attempts to duplicate the investment results of that index.
Wellington Management Small Cap Portfolio invests in stocks within the market capitalization range of the Russell 2000 Index. This is a separately managed account, not a mutual fund, which seeks long-term growth by investing in the stocks of small companies.
McKesson Corporation Employee Company Stock Fund (the “Employee Stock Fund”) represents shares invested in Company common stock.
Mutual Fund Window provides access to approximately 270 mutual fund options from more than 20 investment companies.
Brokerage Link provides access to a discount brokerage account which allows participants to develop a self-directed brokerage option. Commissions and transaction fees are charged to the participant’s account. Effective January 1, 2005, Fidelity waived the account maintenance fees.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
Loans — Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of 50% of such participant’s vested account balance, $50,000 as adjusted for certain items specified in the Plan document, or the value of the participant’s account attributable to basic, supplemental, catch-up and rollover contributions. The loans bear interest at the then current prime rate of interest at the loan date plus 1%. Contractual interest rates ranged from 5% to 11% in fiscal 2005 and 2004. Loans may be repaid over a period not to exceed 5 years, except for residential loans, which must not exceed a term of 10 years. Principal repayments and interest are paid through payroll deductions. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made via monthly coupon payments.
Payment of Benefits — Participants have the right to receive a total distribution of the value of their vested accounts from the PSIP at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a lump sum cash amount. Former employees may remain participants in the Plan.
Transfers from Other Qualified Plans — In fiscal 2005 and 2004, the following net assets available for benefits were merged into the Plan (in thousands):

		Transferred
	Effective Date	Amount
Fiscal 2005:

Moore Medical 401(k) Plan	January 31, 2005	$10,583

Fiscal 2004:

SI/Baker 401(k) Plan	February 2, 2004	$1,733

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
B.	Non-Participant Directed Investments

General — The McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) (the “Employer Stock Funds”) consist of a leveraged Employee Stock Ownership Plan (“ESOP”). In fiscal year 2005, employer contributions were funded with 822,000 shares from the ESOP and $3,065,000 in cash. In fiscal 2004, 1,463,000 shares from the ESOP were used to fund all employer contributions for the year.
ESOP I — In January 1985, the Company amended the Plan to add a leveraged ESOP for the benefit of persons eligible to participate in the PSIP. In July 1986, the PSIP purchased from the Company 2,000,000 shares of Company common stock, par value $0.01, for $30,250,000, originally financed by a ten-year term loan from a bank, guaranteed by the Company. Additionally, in connection with a fiscal 1995 transaction involving a reorganization and a sale of a business unit of the Company (the “PCS Transaction”), the ESOP purchased 1,087,754 additional common shares in fiscal 1996. In fiscal 1997, the Company extended the existing term of the outstanding loan balance from its original maturity to fiscal 2005. The loan was paid in full on August 29, 2004.
ESOP II — The loan supporting the October 1987 purchase of Company common stock by the ESOP was paid in full as of March 31, 2003.
ESOP III — In June 1989, the Company amended the Plan to add an additional leveraged ESOP. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with the PCS Transaction, all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. In fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 6,259,080 additional shares of Company common stock.
Employer Matching Contributions and Participants Accounts — Effective the last business day of each month throughout the fiscal year, participant accounts are credited with matching Company contributions, in the form of the Company’s common stock based on a percentage of the participants’ basic contributions. An additional annual matching contribution may be granted at the discretion of the Company. In fiscal 2005 and 2004, employees were eligible for matching Company contributions of up to 3.6% of their eligible compensation.
Retirement Share Plan Contribution — The Retirement Share Plan (“RSP”) provided for the contribution to each eligible participant a percentage of the participant’s compensation. Such percentage depended on the participant’s combined age and years of service, or RSP “points” as defined in the Plan document. Employees hired after December 31, 1999, were not eligible to participate in the RSP. At the Company’s election, this contribution could be made in the form of cash or shares of Company common stock. This benefit was discontinued after March 31, 2004.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
PSIP-PLUS Contribution — The “PSIP-PLUS contribution” was a per capita contribution of up to 30 shares of Company common stock per year made to certain employees who contributed at least 2% of their total compensation to the PSIP. Employees hired after December 31, 1999, were not eligible for the PSIP-PLUS. This benefit was discontinued after March 31, 2004.
Employer Contributions — Dividends on unallocated ESOP I, and on allocated and unallocated ESOP III shares, of Company common stock, are used to pay the obligations under the ESOP loans. Under the terms of the loan agreements, the Company is required to make cash contributions to each ESOP to the extent that the dividends are not sufficient to service the debt. To pay down such debt obligations, cash contributions amounted to $20,834,000 and $12,344,000 in the years ended March 31, 2005 and 2004.
Vesting — Employer contributions made before April 1, 2005 vest over five years of service (20% annually over five years). Generally, 100% vesting is provided upon retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company for affected participants. Dividends automatically reinvested in McKesson common stock on and after January 1, 2003 are also 100% vested at all times.
Forfeitures — A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each plan year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees and to pay other Plan expenses as appropriate. Forfeitures for the years ended March 31, 2005 and 2004 were $1,289,000 and $1,266,000.
Diversification of Stock Fund —Participants who completed five years of service could elect to transfer 50% of the Company contribution that was invested in the McKesson Corporation Employer Company Stock Fund (Allocated) to one or more of the other investment funds offered. After ten years of service, participants could elect to transfer up to 75% of the portion of their account representing the Company contributions. Participants who reached age 50 and completed five years of service were allowed to transfer up to 100% of their balance related to the Company contributions, in one percent increments or in whole dollars.
Payment of Benefits — Distributions are made only upon participant retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) – The following ESOP information regarding the shares of McKesson Corporation common stock held is as of March 31 (in thousands):

	2005			2004
	Number of	Cost	Fair Value	Number of	Cost	Fair Value
	Shares	Basis	of Shares	Shares	Basis	of Shares
Allocated	8,903	$236,838	$336,090	9,480	$245,701	$285,250
Unallocated	2,745	51,719	103,631	3,567	67,338	107,325

Total	11,648	$288,557	$439,721	13,047	$313,039	$392,575

The per share fair market value of McKesson Corporation common stock at March 31, 2005 and 2004 was $37.75 and $30.09.
The following is a reconciliation of the allocated and unallocated net assets of the Non-Participant Directed Investments at fair value for the years ended March 31 (in thousands):

	2005			2004
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Net Assets (beginning of year)	$285,758	$53,457	$339,215	$231,822	$62,142	$293,964
Net Appreciation	70,292	19,595	89,887	47,639	26,629	74,268
Dividends and Interest	2,359	813	3,172	1,932	1,394	3,326
Employer Contributions		23,899	23,899		12,344	12,344
Benefits Paid to Participants	(20,530)		(20,530)	(19,072)		(19,072)
Interest Expense		(4,896)	(4,896)		(4,356)	(4,356)
Allocation of 1,463 shares, at market				44,696	(44,696)
Allocation of 822 shares, at market	26,446	(26,446)
Transfers	(24,318)		(24,318)	(21,259)		(21,259)

Net Assets (end of year)	$340,007	$66,422	$406,429	$285,758	$53,457	$339,215

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.
Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.
Cash Equivalents — The Plan considers all highly liquid debt instruments purchased with remaining maturities of less than three months to be cash equivalents.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risk & Concentration — The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — Investments are stated at fair value which is based on independent valuations or publicly quoted market prices, except for investments in the Standish Mellon Stable Value Fund which are stated at contract value (or cost) plus accrued interest. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of McKesson Corporation common stock are valued at quoted market prices on March 31, 2005 and 2004. Certain administrative expenses are allocated to the individual funds based upon daily balances invested in each fund and are reflected as a reduction of net appreciation in fair market value of investments and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Fees — Administrative fees of the Plan are paid by either McKesson or the Plan, as provided by the Plan document.
Benefits — Benefits are recorded when paid.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
3.	INVESTMENTS
The recorded values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2005	2004
McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) *	$439,721	$392,575
SSgA S&P 500 Index	155,948	156,534
Dodge & Cox Large Cap Value Fund	114,841	104,453
Standish Mellon Stable Value Fund	111,371	106,819

*	Non-Participant Directed
The Standish Mellon Stable Value Fund contains benefit-responsive guaranteed investment contracts with several insurance companies carried at contract value plus accrued interest totaling $11,484,000 at March 31, 2005. The guaranteed rates range from 3.63% to 5.66% and the contracts mature at various dates through April 2008. The Standish Mellon Stable Value Fund also includes synthetic investment contracts that are benefit-responsive and are carried at contract value plus accrued interest totaling $93,820,000 at March 31, 2005. There are no reserves against these contract values for credit risk of the contract issuer or otherwise. Certain of the contracts contain limitations on contract value guarantees for liquidation other than to pay benefits. The contracts mature at various dates through November 2011. The Plan’s investment guidelines require these contracts to be with companies rated AA- or better, with no more than 10% of the pool invested with one traditional Guaranteed Income Contract issuer and no more than 40% invested with any one synthetic wrap provider.
During fiscal 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

	2005	2004
Institutional Commingled Funds	$11,774	$48,547
Registered Investment Companies	13,458	61,345
Separately Managed Accounts	12,423	42,873
McKesson Corporation Common Stock:
Employer Company Stock Fund (Allocated and Unallocated)*	89,887	74,268
Employee Company Stock Fund	7,917	6,318

Total	$135,459	$233,351

*	Non-Participant Directed

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
4.	LINE OF CREDIT
In fiscal 1998, the Plan obtained a $35 million line of credit with ABN AMRO Bank N.V. in order to refinance a portion of the principal payable under the ESOP loans and reduce the number of shares that would be released to fund the employee benefits. In fiscal 2005 and 2004, the Plan released only the shares required to fund the annual ESOP benefits. The line of credit bears interest at London Interbank Offered Rate (“LIBOR”) multiplied by the applicable LIBOR adjustment. The line of credit matures on June 1, 2009. On March 31, 2005 and 2004, interest rates were 2.497% and 0.98% on both outstanding loans totaling $3,600,000. At March 31, 2005 and 2004, the line of credit was collateralized by 225,874 unallocated shares of McKesson Corporation common stock.
5.	ESOP PROMISSORY NOTES PAYABLE
The ESOP I promissory note supporting the July 1986 stock purchase was payable to a bank in increasing annual installments (ranging from 2% to 3% of original principal) over an 18-year term that ended in fiscal 2005 (see Note 1, B). The interest rate was LIBOR plus 0.4%, with an option to the Plan to fix the LIBOR rate for a period ranging from 1 month to 1 year. On March 31, 2004, the interest rate was 1.53%, and the outstanding balance was $949,000. The note was guaranteed by the Company, without recourse to the participants’ accounts and was collateralized by 129,385 unallocated shares of McKesson Corporation common stock at March 31, 2004. The note was paid in full in August 2004 and all shares of McKesson common stock were released for employer contributions.
The ESOP II promissory note was paid in full as of March 31, 2003.
The ESOP III promissory note supporting the ESOP III purchase is payable to the Company in annual installments plus interest at 8.6% over a twenty-year term ending in fiscal 2010. On March 31, 2005, the outstanding balance of the note was $32,544,604 ($47,958,000 at March 31, 2004). This note is collateralized by 2,519,312 unallocated shares of McKesson Corporation common stock (3,211,021 at March 31, 2004). In July 2005 and April 2004, additional principal payments of $6,000,000 and $9,000,000 were made to enable the release of additional shares for employer contributions, and each of the scheduled subsequent loan repayment installments was reduced.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
Future minimum principal payments required on the ESOP notes (including the July 2005 additional payment) are as follows (in thousands):

Fiscal Year	Amount
2006	$11,561
2007	5,378
2008	5,851
2009	6,365
2010	3,389

Total	$32,544

6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated January 21, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, in accordance with the applicable sections of the Internal Revenue Code. This was in response to the Plan’s Sponsor’s request for an updated determination letter to incorporate certain regulatory changes to the Plan as required by the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the IRS Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST”). The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore no provision for income taxes has been included in the Plan’s financial statements.
During fiscal year 2002, the Department of Labor (the “DOL”) initiated a review of the Plan’s operations. The DOL has not issued any report on its findings. The Plan’s Sponsor is cooperating with the DOL and will address matters, if any, requiring corrective action.
7.	PLAN TERMINATION
The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts will immediately vest and each account would receive a distribution equal to the vested account balance. In addition, the unallocated common stock would be liquidated to repay the ESOP promissory notes payable. If the stock liquidation is insufficient to satisfy the notes payable, the Company is obligated to fund the difference.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
8.	PENDING LITIGATION
The Plan’s report on Form 11-K for the fiscal year ended March 31, 2004, included a description of an action in the United States District Court for the Northern District of California captioned In re McKesson HBOC, Inc. ERISA Litigation (N.D. Cal. C-00-20030 RMW) (the “ERISA Action”). The ERISA Action is brought on behalf of two putative classes: an “HBOC Sub-Class,” and a “McKesson Sub-Class.” The HBOC Sub-Class includes “all participants in the former HBO & Company Profit-Sharing and Savings Plan (the “HBOC Plan”) and their beneficiaries in the period from March 31, 1996 to April 1, 1999 (the date of the merger of the HBOC Plan into the Plan), for whose benefit the HBOC Plan held and acquired HBO & Company (“HBOC”) stock (and, after January 12, 1999, McKesson stock).”  The McKesson Sub-Class includes “all participants in the Plan (excluding employees of HBOC who became participants in the Plan by virtue of the merger of the HBOC Plan into the Plan on or about April 1, 1999) whose accounts were invested in McKesson stock at any time, who maintained an account balance under the Plan as of April 27, 1999, which included McKesson stock, and who had not received a distribution from the Plan as of April 27, 1999.”
Plaintiffs’ Consolidated Amended Complaint (the “CAC”), filed December 31, 2002, names as defendants HBOC, the HBOC Administrative Committee, certain members of the HBOC Administrative Committee, certain former officers, directors or employees of HBOC, the HBOC Board of Directors, the Company, certain current or former officers or directors of the Company and the Plan (as a nominal defendant only), and contains thirteen causes of action, referred to as “Counts.” Counts one through six are asserted on behalf of the HBOC Plan for the benefit of the HBOC Sub-Class and allege that HBOC or alleged fiduciaries of the HBOC Plan breached their fiduciary duties and engaged in transactions prohibited by ERISA. Counts seven through thirteen are asserted on behalf of the Plan for the benefit of the McKesson Sub-Class and allege that McKesson or alleged fiduciaries of the Plan breached their fiduciary duties by, among other things, (i) failing to adequately investigate the potential effects of the January 12, 1999, merger transaction with HBOC (the “Merger”) on the Plan, (ii) failing to adequately determine whether the Plan’s heavy concentration in McKesson stock was appropriate in light of the Merger, (iii) failing to diversify the Plan’s holding of McKesson stock in light of the Merger, (iv) placing themselves in a conflicted position which prevented them from acting with complete loyalty to the Plan, (v) failing to diversify the Plan’s McKesson stock in light of the Company’s announcement on April 28, 1999, that certain software sales transactions at its Information Technology Business Unit were improperly recorded as revenue because they were subject to contingencies and were reversed, and (vi) failing to contribute cash, as opposed to Company stock, to the Plan in the Company’s annual contribution for the Plan year ended March 31, 1999.
On May 6, 2005, the Company reached an agreement to settle counts one through six (consisting of all claims for the benefit of the HBOC Sub-Class) in the ERISA Action for approximately $18.2 million, in exchange for releases in favor of all defendants, including releases of claims the HBOC Sub-Class might have under ERISA, the federal securities laws, or which relate to the holding, voting or acquisition of McKesson or HBOC securities. Judge Whyte granted preliminary approval to that settlement on May 10, 2005, and stayed any further proceedings in connection with counts one through six of the CAC pending the court’s ruling on approval of the settlement. On September 9, 2005, Judge Whyte granted final approval to the settlement as fair, adequate and reasonable to the HBOC Sub-Class.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004
Also on September 9, 2005, Judge Whyte granted that portion of the Company’s previously-reported motion to dismiss, which, because the claims for the benefit of the HBOC Sub-Class have been settled, related only to the claims by the Plan for the benefit of the McKesson Sub-Class (described above as counts seven through thirteen). Judge Whyte dismissed with prejudice all counts asserted for the benefit of the McKesson Sub-Class against the alleged fiduciaries of the Plan, including the Company, except the Court did not dismiss a portion of one of Plaintiffs’ counts that alleged the Company breached its fiduciary duties under ERISA to the Plan participants by contributing Company stock, as opposed to cash, to the Plan in the Company’s annual contribution for the Plan fiscal year ended March 31, 1999. The Company and Plaintiff are presently in discussions regarding a date by which the Company will be required to respond to the CAC.
The Company does not believe it is feasible to determine the outcome or resolution of this proceeding or the effect, if any, on the Plan.
9.	RELATED-PARTY TRANSACTIONS
At March 31, 2005 and 2004, the Plan held approximately 12,603,000 and 14,164,000 common shares of McKesson Corporation, the Plan’s sponsor. The shares are held within the McKesson Corporation Employer and Employee Stock Funds and the Leveraged ESOP. At March 31, 2005 and 2004, the Employer Stock Funds held approximately 8,903,000 and 9,480,000 common shares and the Leveraged ESOP held 2,745,000 and 3,567,000 common shares as collateral for the ESOP loans. At March 31, 2005 and 2004, the Employee Stock Fund held approximately 955,000 and 1,117,000 shares.
McKesson Corporation declared dividends of $0.24 per share for both fiscal 2005 and 2004. During the years ended March 31, 2005 and 2004, the Employer Stock Funds recorded dividend income from McKesson Corporation common shares of approximately $3,172,000 and $3,326,000. During each of the years ended March 31, 2005 and 2004, the Employee Company Stock Fund recorded dividend income from McKesson Corporation common shares of approximately $246,000 and $291,000.
Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees for investment management services are allocated to the participants with balances in those funds.
10.	SUBSEQUENT EVENTS
Certain Plan provisions were amended to enable the Plan to qualify as a safe harbor plan as described in Internal Revenue Code sections 401(k)(12) and 401(m)(11). Effective April 1, 2005, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the employee’s deferral for the first 3% of pay deferred, and 50% of the employee’s deferral for the next 2% of pay deferred. Employer contributions on or after April 1, 2005, are 100% vested immediately.
Effective April 1, 2005, participants may transfer matching contributions from McKesson stock to other investment funds as soon as they are made. In addition, participants can diversify past Company contributions with no restrictions.
*****

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2005

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value
BROKERAGELINK	$7,209,562	7,209,562	$7,209,562
SSGA BOND INDEX	11,295,600	966,954	15,432,591
SSGA BALANCED	35,133,493	3,664,546	39,980,193
WELLNGTON MGMT SMCAP	22,449,497	2,185,189	30,852,688
SSGA S&P 500 INDEX	112,360,564	8,901,125	155,947,703
DODGE & COX LG VAL	76,833,739	7,243,189	114,840,760
PIMCO TOT RETURN ADM	4,331,918	404,008	4,270,368
TMPL FOREIGN SM CO A	234,978	13,497	288,438
ABF BALANCED PA	487,108	38,377	528,066
ABF LARGE CAP VAL PA	1,358,145	75,425	1,447,405
ABF INTL EQUITY PA	159,208	8,689	174,572
ABF SH TERM BOND PA	103,060	11,019	97,848
MUTUAL DISCOVERY A	831,713	40,955	996,035
BARON GROWTH	6,273,426	169,878	7,731,157
BARON ASSET FUND	230,616	4,434	231,463
UBS GLOBAL EQ Y	379	32	374
MSI EQUITY GROWTH B	79,559	5,424	85,544
CALVERT NEWVIS SM CP	36,697	2,171	39,521
CALVERT SIF BALNCD A	29,172	1,159	31,510
CALVERT CAP ACC A	29,520	1,362	31,745
CALVERT INTL EQTY A	14,649	806	15,145
FMA SMALL COMPANY IS	323,034	16,591	348,584
FPA CRESCENT	3,164,451	149,900	3,624,589
RHJ MICRO CAP	1,492,301	75,058	1,473,382
LOOMIS SM CAP VAL R	23,077	895	22,604
PBHG EMERGING GROWTH	130,524	10,635	132,090
ARIEL FUND	5,479,919	124,489	6,597,908
ARIEL APPRECIATION	3,695,511	92,438	4,288,204
ARIEL PREM BOND INV	283,046	27,252	276,885
ALGER CAP APPREC I	525,135	46,320	552,139
ALGER MIDCAP GRTH I	1,795,742	124,511	2,045,717
ALGER SMALL CAP I	274,125	18,112	315,154
FKLN SMMIDCAP GRTH A	448,829	15,884	522,435
DREY FNDRS BALNCED F	40,901	5,412	45,192
DREY FNDRS EQ GRTH F	61,257	13,613	65,617
DREY FNDRS GROWTH F	153,115	15,667	160,747
DREY FNDRS MC GRTH F	171,254	48,077	199,039
DREY FNDRS WW GRTH F	16,370	1,310	16,685
PBHG GROWTH FUND	100,008	5,447	100,003
AIM DYNAMICS INV	145,629	10,619	172,236
AIM SM CO GRTH INV	94,155	8,583	101,369
TEMPLETON FOREIGN A	5,380,877	535,455	6,570,034
JANUS FLEXIBLE BOND	1,035,677	107,430	1,022,733
DREY FNDRS DISCVRY F	221,676	8,915	238,751

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2005

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value
MSI INTL MAGNUM B	10,389	997	11,708
MUTUAL SHARES CL A	908,643	43,323	995,568
MANAGERS SPECIAL EQ	1,403	16	1,391
MSI GLOBAL VAL EQ B	38,244	2,512	43,939
MSIFT BALANCED ADV	26,165	2,475	27,822
MSIFT CP FX INC ADV	167,200	14,387	166,309
MSIFT HIGH YIELD ADV	21,002	3,901	21,065
MSIFT MIDCAP GTH ADV	308,048	18,505	370,845
MSIFT VALUE ADVISER	270,663	17,975	317,617
MSI SM CO GROWTH B	85,065	8,371	98,774
MSI ACTIVE INTL B	31,702	3,086	33,974
MSI EMERGING MKTS B	178,823	11,240	215,692
NB FOCUS TRUST	214,601	8,726	229,838
NB GENESIS TR CL	3,983,187	111,195	4,877,019
NB MANHATTAN TRUST	65,136	6,791	70,763
NB PARTNERS TRUST	177,164	9,639	189,886
NB SOCIALLY RESP TR	194,093	14,077	209,467
OAKMARK FUND I	128,358	3,117	127,317
ALLNZ CCM CAP AP ADM	340,019	22,569	399,023
ALLNZ CCM MID CAP ADM	265,021	13,141	313,013
PIM GLBBND AD UNHDGD	693,325	68,820	699,216
PIMCO HIGH YIELD ADM	846,253	88,051	854,091
PIMCO LOW DUR ADM	288,739	28,159	284,683
PIMCO LT US GOVT ADM	1,022,155	93,374	1,005,638
WFA ULTRA ST INC INV	153,517	16,584	152,076
WFA SHRTTERM BND INV	214,788	24,066	207,447
WFA DISCOVERY INV	344,211	17,837	342,834
WFA GROWTH INV	354,467	21,362	393,701
WFA COMMON STOCK Z	222,811	10,743	239,558
WFA OPPORTUNITY INV	620,842	16,496	742,487
WFA LG CAP GRTH INV	193,852	9,400	203,421
WFA GOVT SECURITY INV	710,939	64,923	689,481
TEMPLETON DEV MKTS A	462,023	28,653	540,105
TEMPLETON GROWTH A	1,209,789	60,905	1,398,387
TMPL GLOBAL BOND A	925,447	91,655	988,953
TEMPLETON WORLD A	843,796	52,112	924,986
USAA CORNERSTONE	159,931	6,354	167,751
USAA GNMA TRUST	196,289	19,569	189,627
USAA INCOME FUND	740,801	60,088	737,274
USAA INCOME STOCK	219,597	14,543	237,925
USAA INTERNATIONAL	106,573	5,406	117,786
USAA GROWTH FUND	73,116	5,952	78,390
USAA EMERGING MKTS	164,012	20,253	253,775
AIM CONSTELLATION A	22,489	1,001	22,088

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2005

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value
CS CAP APPREC COM	78,970	4,680	73,376
CS MID CAP GRTH COM	92,398	3,850	117,358
RS EMERGING GROWTH	2,709	89	2,639
ARTISAN INTL	121,207	5,563	122,502
MSI INTL EQUITY B	14,811	698	14,596
AIM TOTAL RETURN INV	67,615	2,934	69,530
NB GUARDIAN TRUST	24,062	2,263	29,105
SCUDDER INTL FUND S	353	8	342
DOMINI SOCIAL EQUITY	161,222	5,991	168,454
AIM CORE STOCK INV	133,152	12,235	126,264
SCUDDER GLOBAL DISC	5,238	154	5,408
AIM BLUE CHIP A	203	18	200
AM CENT ULTRA INV	20,514	715	20,056
TCW GAL SM CAP GR N	189	13	183
MSI VALUE EQUITY B	42	4	42
AIM BALANCED A	6,656	265	6,615
AIM GBL AGGR GRTH A	17,176	905	17,265
MANAGERS BOND FUND	66,185	2,687	65,071
MANAGERS VALUE	1,852	62	1,849
TCW GALILEO SEL EQ N	120,572	6,412	110,934
CS LARGE CAP VALUE A	1,002	50	1,032
AIM BASIC VALUE A	56,095	1,729	55,160
GARTMORE VAL OPPS A	274	19	274
LM VALUE TRUST FI CL	126,559	1,860	123,092
ARTISAN MID CAP INV	116,615	4,028	115,398
CS SMALL CAP VAL COM	688,134	33,069	762,250
OAKMARK EQ & INC I	342,028	14,731	343,977
ROYCE LOW PRICED STK	138,718	9,285	135,839
VK GROWTH & INCOME A	85,526	4,232	84,650
SCUDDER/D HIGH RTN A	128,385	2,966	127,186
AIM MIDCAP CORE EQ A	11,519	392	11,280
WEST ASSET CORE FI	12,670	1,111	12,542
MFS INST LG CAP GRTH	2,224,006	416,082	2,508,976
ALLNZ NFJ SMCPVAL AD	256,433	8,783	256,115
LD ABBETT MIDCPVAL P	132,197	6,147	133,211
COL/ACORN SELECT Z	186,052	9,184	183,773
COLUMBIA HIGH YLD Z	11,980	1,366	11,641
CRM MID CAP VAL INV	211,497	8,352	213,725
ABF SM CAP VAL PA	197,729	10,212	198,427
AM CEN LG CO VAL INV	15,355	2,395	15,304
STANDISH STABLEVALUE	102,897,158	110,949,170	111,371,285
*MCKESSON EMPLOYEE STK	30,570,792	955,179	36,354,766
*MCKESSON EMPLOYER STK (ALLOCATED)	236,838,000	8,903,040	336,089,760

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2005

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value
*MCKESSON EMPLOYER STK (UNALLOCATED)	51,719,000	2,745,186	103,630,772
*FIDELITY FUND	924,686	34,268	1,008,158
*FIDELITY PURITAN	2,045,548	114,041	2,131,427
*FIDELITY TREND	119,892	2,550	133,348
*FIDELITY SEL COMPUTERS	2	0	2
*FIDELITY SEL ELECTRONICS	36	1	36
*FIDELITY SEL FOOD & AG	785	16	793
*FIDELITY VALUE STRATEGIES	17,057	469	16,497
*FIDELITY GINNIE MAE	1,724,551	155,352	1,704,210
*FIDELITY MAGELLAN	57,162,205	529,373	53,472,673
*FIDELITY CONTRAFUND	1,071,231	19,043	1,083,912
*FIDELITY EQUITY INCOME	2,209,314	45,520	2,333,354
*FIDELITY GROWTH COMPANY	2,229,529	46,521	2,460,017
*FIDELITY INVST GR BD	715,885	95,522	710,686
*FIDELITY GROWTH & INCOME	45,346,151	1,147,480	42,766,571
*FIDELITY SEL SOFTWARE	7,233	155	7,248
*FIDELITY INTERMED BOND	6,432,521	623,322	6,451,382
*FIDELITY SEL AIR TRANSPRT	1,037	31	1,041
*FIDELITY CAPITAL & INCOME	1,391,088	175,734	1,456,831
*FIDELITY VALUE	5,257,108	86,424	6,206,984
*FIDELITY MORTGAGE SEC	56,519	5,082	56,464
*FIDELITY SEL GOLD	47,740	1,786	46,945
*FIDELITY SEL BIOTECH	29,601	558	27,004
*FIDELITY SEL ENERGY SVCS	178,461	3,735	183,285
*FIDELITY SEL INSURANCE	16,861	270	16,191
*FIDELITY SEL RETAILING	6,367	121	6,269
*FIDELITY US GOVT RES	1,414,213	1,414,213	1,414,213
*FIDELITY GOVT INCOME	877,320	85,304	864,133
*FIDELITY CASH RESRVE	5,001,510	5,001,510	5,001,510
*FIDELITY SEL ENERGY	1,491,330	40,648	1,554,376
*FIDELITY SEL LEISURE	8,431	111	8,207
*FIDELITY SEL HEALTHCARE	138,200	1,087	137,591
*FIDELITY SEL TECHNOLOGY	22,155	387	21,587
*FIDELITY SEL UTILITIES GR	14,281	361	14,433
*FIDELITY SEL FINANCIAL	20,269	177	19,381
*FIDELITY SEL DEFENSE	102,260	1,522	103,934
*FIDELITY SEL BROKERAGE	1,004	18	969
*FIDELITY SEL CHEMICAL	128,719	1,833	128,601
*FID INDEPENDENCE	171,199	11,164	192,689
*FIDELITY OTC PORTFOLIO	245,888	7,920	257,785
*FIDELITY OVERSEAS	259,936	8,928	311,043
*FIDELITY SEL HOME FINANCE	13,027	212	11,800
*FIDELITY LEVERAGED CO STK	941,852	40,433	959,875

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2005

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value
*FIDELITY EUROPE	460,052	16,174	563,515
*FIDELITY PACIFIC BASIN	126,747	6,821	134,655
*FID REAL ESTATE INVS	5,237,362	218,910	6,085,704
*FIDELITY BALANCED	5,225,149	328,521	5,795,116
*FIDELITY INTL DISCOVERY	2,825,753	120,670	3,392,027
*FIDELITY CAP APPRECIATION	2,549,208	104,947	2,604,775
*FIDELITY CONVERTIBLE SEC	782,185	39,724	825,872
*FIDELITY CANADA	2,532,681	84,915	3,009,399
*FIDELITY UTILITIES	246,400	20,884	284,863
*FIDELITY BLUE CHIP GROWTH	29,451,479	661,425	26,490,079
*FID ASSET MANAGER	8,234,671	511,064	8,100,359
*FIDELITY DISCIPLINED EQUITY	201,332	8,905	226,178
*FIDELITY LOW PR STK	13,100,229	401,802	16,015,823
*FIDELITY WORLDWIDE	148,802	9,452	169,470
*FIDELITY EQUITY INCOME II	13,834,797	612,870	14,279,883
*FIDELITY STOCK SELECTOR	40,034	1,953	43,611
*FID ASSET MGR GROWTH	466,953	33,578	481,849
*FIDELITY EMERG MRKTS	403,669	35,832	476,919
*FIDELITY AGGR GROWTH	1,654,710	106,967	1,634,463
*FIDELITY DIVERSIFIED INTL	21,551,757	855,460	24,534,584
*FID ASSET MGR INCOME	371,467	31,039	389,232
*FIDELITY DIVIDEND GROWTH	4,861,443	183,735	5,012,303
*FIDELITY NEW MARKETS INC	2,226,690	168,526	2,302,070
*FIDELITY EXP & MULTINATL	1,459,065	83,603	1,617,719
*FID FOCUSED STOCK	177,579	19,427	202,036
*FIDELITY GLOBAL BALANCED	213,400	11,314	235,555
*FID AGGRESSIVE INT’L	313,618	21,827	361,013
*FID SM CAP INDEPEND	422,065	23,626	460,464
*FIDELITY MID-CAP STOCK	4,395,781	208,814	4,721,280
*FIDELITY LARGE CAP STOCK	397,607	30,470	429,620
*FIDELITY DISCOVERY	577,150	58,638	608,668
*FIDELITY SMALL CAP STOCK	2,701,830	168,277	2,968,403
*FIDELITY EUROPE CAP APP	259,857	14,191	310,362
*FIDELITY NORDIC	288,223	11,309	316,195
*FID ASSET MGR AGGRES	429,616	42,650	460,190
*FIDELITY LATIN AMERICA	1,438,935	71,371	1,547,314
*FIDELITY JAPAN	310,345	28,317	357,933
*FIDELITY SOUTHEAST ASIA	148,210	10,660	181,439
*FIDELITY CHINA REGION	589,211	38,968	660,500
*FIDELITY SEL MED EQ & SYS	126,648	5,382	123,510
*FID FOUR IN ONE IDX	295,011	13,046	322,241
*FIDELITY JAPAN SMALLER CO	1,248,194	108,085	1,365,112
*FIDELITY GROWTH & INC II	421,938	47,930	454,858
*FIDELITY STRATEGIC INCOME	1,430,652	137,174	1,434,845

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2005

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value
*FID FREEDOM INCOME	239,263	22,193	248,341
*FID FREEDOM 2000	207,221	17,574	210,885
*FID FREEDOM 2010	2,200,452	170,011	2,286,646
*FID FREEDOM 2020	3,642,059	279,278	3,828,901
*FID FREEDOM 2030	1,651,300	127,481	1,760,508
*FID SMALL CAP RTMT	667,525	51,653	809,918
SPTN TOTAL MKT INDEX	1,777,999	59,869	1,934,976
SPTN EXTND MKT INDEX	406,746	14,807	457,231
SPARTAN INTL INDEX	442,634	14,863	473,968
*FIDELITY SHORT TERM BOND	704,747	78,533	698,942
*FIDELITY INTM GOVT INCOME	320,775	31,471	317,233
*FIDELITY HIGH INCOME	627,345	71,834	631,420
*FIDELITY FIFTY	1,100,729	61,701	1,220,438
*FIDELITY SEL AUTOMOTIVE	23	1	22
*FIDELITY SEL MULTIMEDIA	6	0	6
*FIDELITY SEL MEDICAL DEL	599,885	13,036	622,856
*FIDELITY SEL BANKING	33,819	873	32,334
*FIDELITY SEL INDUST MATER	66,214	1,587	63,751
*FIDELITY SEL INDUST EQUIP	3	0	3
*FIDELITY SEL CONSTR/HOUSE	160,199	3,600	154,260
*FIDELITY SEL TRANSPORT	1,121	27	1,108
*FIDELITY SEL NATURAL GAS	1,154,976	35,299	1,203,335
*FIDELITY SEL NATURAL RES	223,735	11,529	226,308
*FIDELITY SEL CYCLICAL IND	34,512	1,755	33,019
*FIDELITY SEL ENVIRONMENT	116	8	112
*FIDELITY SEL DEVELOP COMM	2,000	112	1,923
*FIDELITY SEL PHARMACEUTICAL	4,808	546	4,587
*FIDELITY RETIRE MMKT	7,338,928	7,338,928	7,338,928
*FIDELITY RET GOVT MM	5,751,376	5,751,376	5,751,376
SPARTAN US EQ INDEX	3,524,067	89,313	3,744,907
*FIDELITY US BD INDEX	2,036,294	183,099	2,010,426
*FID INST SH-INT GOVT	193,924	20,097	191,923
*FID STR LGCAP VALUE	12,676	1,033	12,553
*FID FREEDOM 2040	506,037	64,988	526,398
*FID STR MDCAP VALUE	56,755	4,004	56,212
*FID STR LGCAP GROWTH	53,250	5,092	52,603
*FID STR MDCAP GROWTH	25,467	2,181	25,388
*FID INFLAT PROT BOND	203,291	17,959	203,294
*FID ULTRASHORT BOND	101,172	10,077	101,077
*FID FLOAT RT HI INC	40,474	4,059	40,471
*FID INTL SMALL CAP	458,839	18,827	463,141
*FID TOTAL BOND	10,710	1,003	10,493
*FID VALUE DISCOVERY	28,165	2,084	28,970
*FID REAL ESTATE INC	46,077	3,943	45,779

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2005

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value
*FID SEL WIRELESS	34,320	5,993	34,042
*FID BLUE CHIP VALUE	8,861	699	8,735
*FID NASDAQ COMP INDX	77,003	2,714	73,347
*FID FREEDOM 2005	156	14	154
*FID FREEDOM 2015	63,086	5,754	62,544
*FID FREEDOM 2025	201,112	18,061	199,936
*FID FREEDOM 2035	20,286	1,826	20,491
*FID STRAT DIV & INC	10,453	918	10,347
*FID INTL REAL ESTATE	57,678	4,983	56,456
*OUTSTANDING LOAN BALANCE			18,267,528

TOTAL	$1,059,798,926		$1,354,845,730

*	Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
McKesson Corporation Profit-Sharing Investment Plan

/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer McKesson Corporation

/s/ Paul E. Kirincic
Paul E. Kirincic
Executive Vice President Human Resources McKesson Corporation

Date: September 27, 2005